Hitek Global Inc.

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

March 11, 2020

VIA EDGAR

Mara L. Ransom

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	HiTek Global Inc. Amendment No. 10 to Registration Statement on Form F-1 Filed February 28, 2020 File No. 333-228498

Dear Ms. Ransom:

Hitek Global Inc. (the “Company”, “HiTek,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 6, 2020 regarding our Amendment No. 10 to Registration Statement on Form F-1 submitted on February 28, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted accompanying this Response Letter is referred to as Amendment No. 11.

Overview, page 1

1. Given the recent Coronavirus outbreak in China and other countries, please tell us whether you expect the outbreak to have a material impact on your revenues in your current or future financial periods, and if so, disclose this in your filing. In addition, consider including a related risk factor.

Response: The Company acknowledges the Staff’s comment and has revised page 30 of the Amendment No. 11 to describe the impact of the recent Coronavirus outbreak on the Company’s revenues in current or future financial periods. The Company has also included an additional “risk factor” on page 11 of the Amendment No. 11 to disclose significant risks to its business relating to the Coronavirus outbreak.

2. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 6.B. of Form 20-F.

Response: In response to the Staff’s comment, the Company has updated its executive compensation disclosure on page 62 of the Amendment No. 11 to include the fiscal year ended December 31, 2019.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xiaoyang Huang
Xiaoyang Huang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC